November 3, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jimmy McNamara and Alan Campbell

Dear Mr. McNamara and Mr. Campbell:

Psyence Biomedical Ltd., a corporation organized under the laws of Ontario (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 25, 2023, regarding Amendment No.2 to the Company’s Registration Statement on Form F-4 filed with the Commission on October 16, 2023 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response.

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Business Combination

Who is Psyence?, page 7

1.	We note your response to prior comment 2 and re-issue in part. Please revise the Q&A to remove citations to clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.

In response to the Staff’s comment, the Company has revised the Q&A and Information About Psyence sections in Amendment No. 3 to the Registration Statement to remove citations to clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact NCAC’s legal counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372 .

Sincerely,

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer, Psyence Biomedical Ltd.